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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Community First, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

203663 10 9

(CUSIP Number)

May 18, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 203663 10 9			Page 2 of 5

1.	Name of Reporting Person: Eslick E. Daniel, M.D.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 65,994

		6.	Shared Voting Power: 162,200

		7.	Sole Dispositive Power: 65,994

		8.	Shared Dispositive Power: 162,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 228,194

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.18%

12.	Type of Reporting Person: IN

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Item 1(a).	Name of Issuer:	Community First, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:	501 S. James M. Campbell Columbia, TN 38401
Item 2(a).	Name of Person Filing:	See Item 1 of page 2
Item 2(b).	Address of Principal Business Office or, if none, Residence:	1223 1/2 Trotwood Avenue Columbia, TN 38401
Item 2(c).	Organization/Citizenship:	See Item 4 of page 2
Item 2(d).	Title of Class Of Securities:	Common Stock, no par value
Item 2(e).	CUSIP Number:	203663 10 9
Item 3.	Inapplicable.
Item 4.	Ownership.

Total Shares
of
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class(1)	Power	Power	Dispose	Dispose
Eslick E. Daniel, M.D.	228,194	7.18%	65,994	162,200	65,994	162,200

(1)	Based on 3,171,430 shares of Common Stock outstanding as of December 31, 2007.

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Item 5.	Ownership of Five Percent or Less of a Class.
Inapplicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Inapplicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Inapplicable
Item 8.	Identification and Classification of Members of the Group.
Inapplicable
Item 9.	Notice of Dissolution of Group.
Inapplicable
Item 10.	Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008

Date

/s/ Eslick E. Daniel, M.D.

(Signature)

Eslick E. Daniel, M.D.

(Name/Title)

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